Media Relations             Investor Relations          Analyst Relations
Daniel Perez Whitaker       Abraham Rodriguez           Jose Antonio Gonzalez
(52 81) 8152-2747           (52 81) 8328-3631           (212) 317-6017
daniel_pw@cemex.com         arodriguez@cemex.com        josegonzalez@cemex.com



             CEMEX, S.A. de C.V. ANNOUNCES EARLY TERMINATION OF
          HART-SCOTT-RODINO WAITING PERIOD AND RECEIPT OF CERTAIN
           CONSENTS REQUIRED IN CONNECTION WITH TENDER OFFER FOR
                     PUERTO RICAN CEMENT COMPANY, INC.

MONTERREY, MEXICO, AND SAN JUAN, PUERTO RICO, July 8, 2002 - CEMEX, S.A. de C.V. ("CEMEX", NYSE: CX), through its subsidiary, Tricem Acquisition, Corp. ("Tricem"), announced today that on July 3, 2002, it was advised that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the $35.00 per share cash tender offer for all outstanding shares of common stock of Puerto Rican Cement Company, Inc. ("PRCC", NYSE: PRN), was terminated early. Accordingly, the condition to the tender offer relating to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has been satisfied.

In addition, CEMEX, through Tricem, also announced that it was advised today by PRCC that it had been advised by the United States Nuclear Regulatory Commission that it had no regulatory objection to the tender offer and that it had received waivers or consents under certain of its or its subsidiaries' credit agreements with Banco Popular de Puerto Rico required in connection with the tender offer. Accordingly, the conditions to the tender offer relating to these matters have been satisfied. The tender offer continues to be subject to certain other conditions, including, but not limited to, the valid tender of that number of PRCC shares which represents a majority of PRCC's outstanding shares on a fully diluted basis.

The tender offer and related withdrawal rights currently are scheduled to expire on Monday, July 29, 2002, at 12:00 midnight, Eastern time, unless the offer is extended.

Copies of the tender offer can be obtained from Georgeson Shareholder Communications Inc., the information agent for the tender offer, at 1-800-616-5497. A copy of the tender offer also has been filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a copy of the tender offer and related documents filed by CEMEX with the Commission at www.sec.gov.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.


This press release is for informational purposes only. The solicitation of offers to buy PRCC shares will only be made pursuant to the offer to purchase and related materials that Tricem will file and will send to PRCC shareholders. This communication shall not constitute a solicitation of an offer to purchase in any jurisdiction in which such offer, solicitation or sale would be unlawful.